ATLANTIC BANCGROUP, INC.

July 2, 2010

Kevin W. Vaughn
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Atlantic BancGroup, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for quarterly period ended March 31, 2010

Dear Mr. Vaughn:

We are writing in response to your letter dated June 9, 2010, in which you request that we consider and respond to two enumerated questions. Below, we respond to both of those questions in the order you presented them.

Form 10-K for the period ended December 31, 2009

General

1.	Please amend your document to properly evidence the signature of the accounting firm that issued its report on your financial statements. Refer to Regulation S-T.

Response:

We will amend the 2009 Form 10-K to comply with Regulation S-T.

Management’s Discussion and Analysis

Asset Quality, page 33

2.	Please refer to your discussion of classified assets on page 34 and address the following:

•	Please provide us and revise future filings to include quantification of the total loans in each classification category and discuss the type of loans included in these categories.
•	Please tell us how much of the loans classified, by category, are reserved for at December 31, 2009 and at March 31, 2010.
•
Provide us tabular information of the loss, doubtful, and substandard loans identified by the FDIC in November 2008 and a schedule that sets forth the timing of the anticipated reduction of these loans required under the Consent Order.

Kevin W. Vaughn
July 2, 2010

•
Please revise your amended Form 10-K as well as your future filings to identify the type and significant terms of the loans that were identified as substandard by the FDIC in November 2008.  In particular, identify the issues which led to those loans being classified as substandard.

•
Revise your amended Form 10-K and disclose in your future filings how you expect the required reduction in these loans to affect your losses on these loans.  Clearly identify how the regulatory requirement to reduce these balances was considered in developing your allowance for loan losses at December 31, 2009, March 31, 2010, and future period ends.

•
As the balances of these substandard loans are reduced, revise your future filings to discuss the methods whereby such reductions were made, i.e., were the loans sold, paid off, written off, foreclosed, etc.

Response:

In response to your first bullet in Comment 2, in future filings, we will revise our disclosure as follows:

For regulatory and internal reporting purposes including our ALLL methodology, we track the following loan pools or loan types: commercial real estate, residential real estate, commercial, and consumer and other loans.  For regulatory and ALLL purposes, the following summarizes our classified loans at December 31, 2009 (dollars in thousands)

	Classified Loans
	Substandard	Doubtful	Loss	Total
Commercial real estate	$24,552	$1,350	$-	$25,902
Residential real estate	4,369	-	-	4,369
Total real estate	28,921	1,350	-	30,271
Commercial	494	-	-	494
Consumer and other loans	83	-	-	83
Total	$29,498	$1,350	$-	$30,848

Other classified assets include other real estate owned and foreclosed assets are considered classified assets, which totaled $1,727,000 at December 31, 2009.

Response:

In response to your second bullet in Comment 2, the following summarizes our classified loans by loan pools and the amounts reserved as of December 31, 2009 and March 31, 2010 (dollars in thousands):

Kevin W. Vaughn
July 2, 2010

	Classified Loans
	Substandard	Doubtful	Loss	Total
December 31, 2009
Loan Balances by Loan Pools
Commercial real estate	$24,552	$1,350	$-	$25,902
Residential real estate	4,369	-	-	4,369
Total real estate	28,921	1,350	-	30,271
Commercial	494	-	-	494
Consumer and other loans	83	-	-	83
Total loan balances	$29,498	$1,350	$-	$30,848

ALLL - Reserves by Loan Pools
Commercial real estate	$3,621	$430	$-	$4,051
Residential real estate	2,223	-	-	2,223
Total real estate	5,844	430	-	6,274
Commercial	194	-	-	194
Consumer and other loans	63	-	-	63
Total reserves by loan pools	$6,101	$430	$-	6,531
Unallocated				-
Total ALLL				$6,531

March 31, 2010
Loan Balances by Loan Pools
Commercial real estate	$25,663	$1,350	$-	$27,013
Residential real estate	4,631	-	-	4,631
Total real estate	30,294	1,350	-	31,644
Commercial	469	-	-	469
Consumer and other loans	78	-	-	78
Total loan balances	$30,841	$1,350	$-	$32,191

ALLL - Reserves by Loan Pools
Commercial real estate	$3,330	$430	$-	$3,760
Residential real estate	2,637	-	-	2,637
Total real estate	5,967	430	-	6,397
Commercial	123	-	-	123
Consumer and other loans	55	-	-	55
Total reserves by loan pools	$6,145	$430	$-	6,575
Unallocated				76
Total ALLL				$6,651

Response:

In response to your third bullet in Comment 2, the following summarizes the classified loans and assets identified by the FDIC in November 2008 and the timing of the anticipated reductions as required under the Consent Order executed January 7, 2010 (dollars in thousands):

Kevin W. Vaughn
July 2, 2010

	Asset Classifications
	Substandard	Doubtful	Loss	Total
Loans identified by FDIC in November 2008 Exam	$23,547	$-	$1,217	$24,764
Classified OREO and other assets identified by FDIC in November 2008 Exam	3,042	-	781	3,823
Total classified assets identified by FDIC in November 2008 Exam	$26,589	$-	$1,998	$28,587

Classified assets to be eliminated from books within 30 days from receipt of report	$-	$-	$1,998	$1,998

	Number of Days from Date of Consent Order
	(January 7, 2010)
	90 Days	180 Days	270 Days	360 Days
Allowable % of classified assets from November 2008 Exam to Tier 1 Capital plus ALLL	100%	85%	60%	50%
Tier 1 capital plus ALLL at March 31, 2010	$19,050	N/A	N/A	N/A
Target for remaining balance of classified assets under Consent Order based on March 31, 2010 (1)	$19,050	$16,193	$11,430	$9,525
Remaining balance of classified assets at March 31, 2010	$16,221	N/A	N/A	N/A
Percentage	85.1%	N/A	N/A	N/A
Target has been met	Yes	N/A	N/A	N/A

(1) - Tier 1 capital plus ALLL calculated at end of period

In response to your fourth bullet in Comment 2, we will amend the 2009 Form 10-K and revise future filings to include the following disclosures:

The following shows the composition of the assets classified by the FDIC in its November 2008 Exam (dollars in thousands):

Kevin W. Vaughn
July 2, 2010

	Asset Classifications
Assets Classified by FDIC in November 2008 Exam	Substandard	Doubtful	Loss	Total
Commercial real estate	$19,422	$-	$1,110	$20,532
Residential real estate	1,472	-	-	1,472
Total real estate	20,894	-	1,110	22,004
Commercial	2,584	-	93	2,677
Consumer and other loans	69	-	14	83
Total	23,547	-	1,217	24,764
Other real estate owned	2,967	-	781	3,748
Other foreclosed assets	75	-	-	75
	$26,589	$-	$1,998	$28,587

Twelve loan relationships accounted for 95% of the classified loans and 2 foreclosed real estate properties accounted for 85% of the other classified assets.  The composition of these loan relationships and other real estate owned (each in excess of $500,000) follows (dollars in thousands):

	Classified Loans		OREO
Commercial real estate	$19,989	85%	$2,444	76%
Residential real estate	880	4%	790	24%
Commercial	2,557	11%	-	0%
Consumer and other loans	-	0%	-	0%
	$23,426	100%	$3,234	100%

Twelve of the classified loans were on nonaccrual status, which amounted to 30% of the classified loans, and six other loans were past due, or 11% of the classified loans.  The issues identified by the FDIC that gave rise to the loan classifications included:

•	Weakening economic conditions in Oceanside’s real estate market,
•	Inappropriate concentrations of commercial real estate, which was slightly over the regulatory guidelines at the time of the FDIC November 2008 Exam,
•	The likelihood of continued asset deterioration,
•	Loans with little or no principal reductions (including interest-only loans),
•	Loans originated to renovate or develop real estate where the project had stalled because of the significant downturn in Oceanside’s trade area,
•	Slow or stalled sales of real estate collateral,
•	Marginal or insufficient collateral coverage, and
•	Strained borrower and/or guarantor cash flow and liquidity due to the recent downturn in the economy, the falling stock market, and rising unemployment.

In response to your fifth bullet in Comment 2, we will amend the 2009 Form 10-K and disclose in the following:

Kevin W. Vaughn
July 2, 2010

Since the identification of classified assets by the FDIC in its November 2008 Exam, we have disposed of approximately 50% of the original balances (see below).  Of this net reduction, approximately 51% was related to improved performance and risk-rating of the formerly classified loan and approximately 39% was attributable to charge-offs or write-downs taken on the classified assets.  Of the $4.8 million of charge-offs and write-downs, 2 loans accounted for $3.5 million and 1 foreclosed real estate project totaled $1.1 million.  The largest OREO classified asset, which started out at $2.4 million, is expected to have all but 1 unit sold by the end of the second quarter of 2010 with no additional losses anticipated.

Based on our ongoing monitoring of the classified assets identified by the FDIC, we do not anticipate significant additional losses in excess of the specific reserves at March 31, 2010 (dollars in thousands):

	Amount	% of Write- downs/Reserves to Total Remaining Balances
Remaining balances of loans identified by FDIC in November 2008 Exam	$16,551
Direct write-downs	(3,007)	18%
Subtotal	13,544
Specific reserves	(1,275)	8%
Net	$12,269

We are also ahead of the FDIC target of reducing these classified assets to below 100% of Tier 1 capital plus ALLL by reaching 85.1% in less than 90 days from the date of the Consent Order.  While we cannot predict whether we will continue to meet these targets, the further reduction in our largest classified OREO project in the second quarter of 2010 should help meet the next target of 85% within 180 days of the Consent Order.

In developing the level of ALLL at each quarter end, we evaluated the substandard loans classified by the FDIC for impairment in the same manner as discussed elsewhere in this filing.  Specifically, we obtain updated appraisals or evaluations periodically and assess each quarter any needed reserves as required under FAS 114.  Throughout the quarter, our special assets officer monitors and updates values as needed.  Since 7 loan relationships comprise 96% of the remaining classified loan balances of $13.5 million at March 31, 2010, we are able to give substantial attention and consideration of these specific loans in developing our ALLL calculation.  Also, because, the balance in these loans classified by the FDIC declined more rapidly than scheduled in the Consent Order, at March 31, 2010, these classified loans represent approximately 42% of the loans evaluated for impairment and the level of specific reserves allocated to these loans of $1.275 million at March 31, 2010, was approximately 19% of the total ALLL.

Kevin W. Vaughn
July 2, 2010

In response to your sixth bullet in Comment 2, we will revise future filings to disclose the following net reductions in classified assets.  The following summarizes the net reductions in assets identified through March 31, 2010 (dollars in thousands):

Disposition of classified assets identified by FDIC in November 2008 Exam (through March 31, 2010)	Amount	% Composition of Reductions	% of Remaining to Original Loan Balances
Loans upgraded to non-classified status based on payment performance or other reduction(s) in credit weaknesses giving rise to initial classification by FDIC	$6,296	51%	26%
Charged-off or write-downs	4,807	39%	19%
Sales of other real estate owned and other foreclosed assets, net of write-downs	1,766	14%	7%
Advances, net of repayments	(503)	-4%	-2%
Net reductions	$12,366	100%	50%

Please note that any reference to FAS 114 or FAS 5 in our responses will be conformed to the new accounting hierarchy codification upon amending any filing noted herein.

In connection with the foregoing responses, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the staff from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We trust that the foregoing adequately addresses your questions. Please do not hesitate to contact us if you have any additional comments or questions.

Sincerely,

/s/ Barry W. Chandler

Barry W. Chandler
Principal Executive Officer, Chief Executive Officer & President